Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice to attend the Ordinary and Special Shareholders’ Meeting to be held on April 29th, 2009

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                  NIRE 35.300.109.724

Call Notice

ORDINARY AND SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar are hereby invited to attend the Ordinary and Special Shareholders' Meeting, to be held on April 29th, 2009, at 2:00 p.m., in the Company’s Headquarters located at Av. Brigadeiro Luís Antônio, Nº 1343, 9th floor, in the City and State of São Paulo, in order to vote on the following matters:

At the Ordinary Shareholders’ Meeting

1)
Analysis and approval of the management’s report, the financial statements and the balance sheet referring to the year ended on December 31st, 2008, supported by a report from our Independent Auditors;

2)	Approval of the capital budget for the year 2009;

3)	Destination of net earnings for the year ended on December 31st, 2008;

4)	Election of the members of the Board of Directors and setting of their compensation; and

5)	Election of the members of the Fiscal Council and setting of compensation.

(Call Notice for OSSM of Ultrapar Participações S.A., of April 13, 2009)

At the Special Shareholders’ Meeting

1.
Acquisition of the controlling stake of (a) Companhia Brasileira de Petróleo Ipiranga, (b) Distribuidora de Produtos de Petróleo Ipiranga S.A., and (c) Refinaria de Petróleo Ipiranga S.A., currently denominated Refinaria de Petróleo Riograndense S.A. (“Sociedades Ipiranga”), according to the Material Notice released on March 19th, 2007.

1.1.
To ratify the hiring of Apsis Consultoria Empresarial Ltda. as the independent valuating company for Sociedades Ipiranga, whose control was acquired by the Company on March 18th, 2007, as required by Article 256 of Law 6,406/76 (Brazilian Corporate Law);

1.2.	To approve the valuation report prepared by Apsis Consultoria Empresarial Ltda. as of October 20th, 2008 in compliance with Article 256 of the Brazilian Corporate Law;

1.3.
To ratify in accordance with the terms of Article 256, first paragraph of the Brazilian Corporate Law, the acquisition of the controlling stake of Sociedades Ipiranga, as well as all the acts taken by the Management of the Company needed for the implementation of the acquisition of Sociedades Ipiranga;

2.
Acquisition of 100% of the capital of (a) União Terminais e Armazéns Gerais Ltda. and (b) Lexington Participações Ltda. (“Sociedades União Terminais”), according to the material notice released on June 6th, 2008.

2.1.
To ratify the hiring of Apsis Consultoria Empresarial Ltda. as the valuating company for Sociedades União Terminais, whose shares were acquired by Terminal Químico de Aratu S.A. – Tequimar (a subsidiary of the Company), on June 6th, 2008, as required by Article 256 of the Brazilian Corporate Law;

2

(Call Notice for OSSM of Ultrapar Participações S.A., of April 13, 2009)

2.2.	To approve the valuation reports prepared by Apsis Consultoria Empresarial Ltda. as of November 27th, 2008 in compliance with Article 256 of the Brazilian Corporate Law;

2.3.
To ratify, pursuant to Article 256, first paragraph of the Brazilian Corporate Law the acquisition of 100% of the capital of Sociedades União Terminais by Terminal Químico de Aratu S.A. – Tequimar, as well as all the acts taken by the Management of the Company needed for the conclusion and implementation of the acquisition of such companies.

Relevant Information

We hereby inform that the minimum percentage of voting capital necessary for requesting a multiple vote for the election of members of the Board of Directors is 5% (five percent) of the voting capital, according to CVM Instruction Nº 282/98.

In order to attend the Shareholders Meeting, holders of nominative shares that are held in collective custody must provide a shareholder position statement, provided by the custodian body, stating the respective shareholding, at a minimum of two working days prior to the meeting date. Holders of common shares must confirm their shareholdings by consultation of the share registry book.

Shareholders may be represented at the Shareholders Meetings by a proxy set out earlier than a year of the date of the Shareholders’ Meeting, being the proxy a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents joint holders, being necessary the presentation of the respective power of attorney, which must be deposited at the Company’s Headquarters with the Investor Relations Department no later than 5:30 p.m. on April 28th, 2009. Failure to do so will result in the inability to act as proxy.

3

(Call Notice for OSSM of Ultrapar Participações S.A., of April 13, 2009)

The approval of matters set out in items 1.3 and 2.3 pursuant to Article 256, second paragraph of the Brazilian Corporate Law will grant the right to withdraw from the Company to dissenting common shareholders who held shares of the Company since the dates in (a) and (b) below without interruption until the date of the exercise of such rights:

(a) March 16th, 2007, inclusive, for the matter set out in item 1.3, and
(b) June 6th, 2008, inclusive, for the matter set out in item 2.3.

Dissenting common shareholders may withdraw from the Company under the reimbursement of their common shares. Such shareholders will have the right to receive the value of R$ 34,27 per common share, calculated based on the shareholder’s equity in the Company’s Financial Statements for the fiscal year ending December 31st, 2008 and released on March 13th, 2009.

São Paulo, April 13th, 2009.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 14, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Notice for Shareholders Meetings)